

November 24, 2010

via U.S. mail and facsimile

Joel P. Moskowitz, Chief Executive Officer
Ceradyne, Inc.
3169 Red Hill Avenue
Costa Mesa, CA 92626

> **RE: Ceradyne, Inc.**
> **Form 10-K for the Fiscal Year Ended December 30, 2009**
> **Proxy Statement**
> **File No. 000-13059**

Dear Mr. Moskowitz:

We have reviewed your response letter dated November 8, 2010, and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

1. In your response to our prior comment 14, we note your statement that you will consider moving the requested disclosure to the CD&A section. Please note that this information should be included in the CD&A section as Items 402(b)(1) and 402(b)(2)(xv) of Regulation S-K calls for a discussion of all material elements of compensation to the named executive officers, including the role of executive officers in determining executive compensation.

Cash Compensation, page 14

2. We note your response to our prior comment 17. In addition to the information provided in your response, please also disclose in future filings how you determined the cash bonus formula for each of your named executive officers. For example, we note that Mr. Moskowitz's bonus was determined based on 1.0% of consolidated pre-tax income. Please disclose how you arrived at 1.0%. Supplementally, please show us what this disclosure would have looked like for 2009. Refer to Item 402(b)(1)(v) of Regulation S-K.

Equity Based Compensation, page 15

3. In your response to our prior comment 18, we note your statement that the Compensation Committee, in deciding how many RSUs to award to each named executive officer, took into account that the grant date fair value of the RSUs granted in 2009 was approximately one-half the grant date fair value of the RSUs granted in 2008. We further note your statement that the number of RSUs granted to your named executive officers in 2009 was the same as the number of RSUs granted in 2008. Please tell us how the Compensation Committee decided to award approximately one-half the value of RSUs in 2009 than in 2008 and how that amount aligns with the company's compensation objectives.

Summary Compensation Table, page 20

4. We note your response to our prior comment 22. Please note that Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K requires a cross reference to the financial statements, footnotes to the financial statements, or the Management's Discussion and Analysis for a discussion of the assumptions made in the valuation of stock awards.

Director Compensation, page 26

5. In your response to our prior comment 26, we note your statement that Mr. Moskowitz and Mr. Edelstein consider peer group data when making recommendations for director compensation. With a view toward future disclosure, please tell us if Mr. Moskowitz and Mr. Edelstein or the Compensation Committee engage in benchmarking director compensation to the peer group. If director compensation is benchmarked to the peer group, please tell us where within the peer group your director compensation falls.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief